SUPPLEMENT Dated April 26, 2011
To The Current Prospectus

SpectraSelect
And
SpectraDirect

Issued By ING USA Annuity and Life Insurance Company
(Formerly, United Life and Annuity Insurance Company)
Through Its Separate Account U

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

Effective April 29, 2011 the following fund name changes apply to the investment portfolios listed below. These investment portfolios are currently open to new investments.

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Van Kampen Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio (Class I)
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio (Class I)
ING Van Kampen Growth and Income Portfolio	ING Invesco Van Kampen Growth and Income Portfolio (Class I)